SOUTHERN FARM BUREAU LIFE VARIABLE ACCOUNT

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED

VARIABLE ANNUITY CONTRACT

Notice Document

MAY 1, 2023

This Notice Document summarizes certain key features for the Individual Flexible Premium Deferred Variable Annuity Contract (“the Contract”) offered by Southern Farm Bureau Life Insurance Company (“the Company”). You can find other information about the Contract online at www.sfbli.com. You can also obtain this information at no cost by calling 1-866-288-2172.

Additional information about certain investment products, including variable annuity contracts has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

As of January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, the Company no longer sends paper copies of the shareholder reports for Investment Options available under your Contract by mail, unless you specifically request that paper copies be delivered. Instead, the reports are made available on the Company website at www.sfbli.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge by calling 1-866-288-2172. Your election to receive reports in paper will apply to all Investment Options available under your Contract.

TABLE OF CONTENTS

DEFINITIONS	2

UPDATED INFORMATION ABOUT YOUR CONTRACT	3

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	4

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	6

DEFINITIONS

Account: Southern Farm Bureau Life Variable Account.

Accumulated Value: The total amount invested under the Contract, which is the sum of the values of the Contract in each Subaccount of the Account, plus the value of the Contract in the Declared Interest Option.

Administrative Office: The Company’s Administrative Office is located at 1401 Livingston Lane, Jackson, MS 39213; mailing address P.O. Box 140, Jackson, Mississippi 39205-0140; telephone number 1-866-288-2172.

Annuitant: The person, or persons whose life (or lives) determines the annuity benefits payable under the Contract and whose death determines the death benefit.

The Company (“we”, “us” or “our”): Southern Farm Bureau Life Insurance Company.

Contract: The individual flexible premium deferred variable annuity contract we offer and describe in this Notice Document and the Prospectus, which term includes the Contract, any endorsement or additional benefit riders or agreements, the Contract application and any supplemental applications.

Contract Anniversary: The same date in each Contract Year as the Contract Date.

Contract Date: The date on which the Company receives a properly completed application and the initial premium at the Administrative Office. It is the date set forth on the data page of the Contract, which the Company uses to determine Contract Years and Contract Anniversaries.

Contract Year: A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Declared Interest Option: An investment option under the Contract funded by the Company’s General Account. It is not part of, nor dependent upon, the investment performance of the Account.

Fund: An investment company registered with the SEC under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end diversified management investment company or unit investment trust in which the Account invests.

General Account: The assets of the Company other than those allocated to the Account or any other separate account of the Company.

Investment Option: A Fund, or a separate investment portfolio of a Fund, in which a Subaccount invests.

Owner: (“you” or “your”): The person who owns the contract and who is entitled to exercise all rights and privileges provided in the Contract.

Retirement Date: The date when the Company applies the Accumulated Value under a payment option if the Annuitant is still living.

SEC: The U.S. Securities and Exchange Commission.

Subaccount: A subdivision of the Account, which invests its assets exclusively in a corresponding Investment Option.

UPDATED INFORMATION ABOUT YOUR CONTRACT

During the last year, a couple of Investment Options were made available for investment under the Contract and one Investment Option will soon be unavailable for investment.

•	Effective December 1, 2021, the T. Rowe Price Mid-Cap Growth Portfolio, which had been closed to Owners whose Contracts were issued prior to May 1, 2004, resumed accepting new accounts and purchases from most investors.

•	The Fidelity Government Money Market Portfolio became available as an Investment Option under the Contract on August 6, 2021.

•	The Board of Directors have approved the liquidation and dissolution of the T. Rowe Price Government Money Portfolio effective May 6, 2022. After the liquidation, the Fund will no longer be available to You as an Investment Option.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES
Transaction Charges	You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date. The Company waives fees for the first twelve transfers during a Contract Year. However, the Company reserves the right to assess a transfer-processing fee of $25 for the 13th and each subsequent transfer during a Contract Year.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page, this prospectus and the Funds' prospectuses for information about the specific fees you will pay each year based on the options you elected.

Annual Fee	Minimum	Maximum
Base Contract	1.3%[1]	1.7%[1]
Investment Options (Fund fees and expenses)	0.10%[2]	0.90%[2]

[1] We calculate the Base Contract fee by dividing the total amount we receive from the annual administrative charge and the mortality and expense risk charge for the last fiscal year by the total average net assets attributable to the Contract for that year.

2 As a percentage of Fund assets.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

Lowest Annual Cost: $1,371.47		Highest Annual Cost: $2,031.45
Assumes:		Assumes:
•	Investment of $100,000	•	Investment of $100,000
•	5% annual appreciation	•	5% annual appreciation
•	Least expensive Investment Option fees and expenses	•	Most expensive Investment Option fees and expenses
•	No optional benefits	•	No optional benefits
•	No sales charges	•	No sales charges
•	No additional purchase payments, transfers, or withdrawals	•	No additional purchase payments, transfers, or withdrawals

RISKS
Risk of Loss	You can lose money by investing in this Contract, including loss of your principal investment.
Not a Short-Term Investment

This Contract is not designed for short-term investment and is not appropriate for an investor who needs ready access to cash.

Withdrawals may reduce or terminate contract guarantees.

The benefits of tax deferral also means the Contract is more beneficial to investors with a long time horizon.

Risks Associated with Investment Options

•       An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Funds available under the Contract.

•       Each Fund has its own unique risks.

•       You should review the prospectuses for the available Funds before making an investment decision.

Society Risk	An investment in the Contract is subject to the risks related to us, Southern Farm Bureau Life Insurance Company. Any obligations (including under the Declared Interest Option), guarantees, or benefits are subject to our claims-paying ability. More information about the Company, including its financial strength ratings, is available upon request by calling the Administrative Office at 866-288-2172.
RESTRICTIONS
Investment Options

•       Currently, there is no charge when you transfer monies among Subaccounts and between the Subaccounts and the Declared Interest Option. However, the Company reserves the right to charge $25 per transfer in excess of 12 in a single Contract Year.

•       The Company reserves the right to remove or substitute Investment Options that are available under the Contract.

TAXES
Tax Implications

•       You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

•       There is no additional tax benefit if you purchase the Contract through a qualified retirement plan or individual retirement account (IRA).

•       Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.

CONFLICTS OF INTEREST
Investment Professional Compensation	Compensation for the sale of these Contracts in the form of commissions, cash, or non-cash compensation is no longer paid by the Company.
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. You should only exchange your current Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing Contract.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The following is a list of Investment Options available under the Contract. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time. You can also request this information at no cost by calling the Variable Product Administrative Office at 1-866-288-2172.

The current expenses and performance information below reflect fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s past performance is not necessarily an indication of future performance.

		Current Expenses		Average Annual Total Returns (as of 12/31/2021)
Investment Objective	Investment Option and Adviser	Ratio*		1 Year	5 Year	10 Year
High level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Price Equity Series, Inc. Equity Income Portfolio Adviser: T. Rowe Price Associates, Inc.	0.74	%*	-3.34%	7.03%	9.68%
Long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.	T. Rowe Price Equity Series, Inc. Mid-Cap Growth Portfolio Adviser: T. Rowe Price Associates, Inc.	0.84	%*	-22.58%	7.20%	11.95%
Highest total return over time consistent with an emphasis on both capital appreciation and income.	T. Rowe Price Equity Series, Inc. Moderate Allocation Portfolio Adviser: T. Rowe Price Associates, Inc.	0.70	%*	-18.31%	3.21%	6.14%
Long-term capital growth. Income is secondary objective.	T. Rowe Price Equity Series, Inc. Blue Chip Growth Portfolio Adviser: T. Rowe Price Associates, Inc.	0.75	%*	-38.50%	5.16%	11.68%
High level of income consistent with moderate fluctuation in principal valve.	T. Rowe Price Fixed Income Series, Inc. Limited-Term Bond Portfolio Adviser: T. Rowe Price Associates, Inc.	0.50	%*	-4.52%	1.11%	0.91%

		Current Expenses	Average Annual Total Returns (as of 12/31/2021)
Investment Objective	Investment Option and Adviser	Ratio*	1 Year	5 Year	10 Year
Capital appreciation.	Fidelity Variable Insurance Products Funds Growth Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.70%*	-24.46%	12.42%	14.81%
High level of income, while also considering growth of capital.	Fidelity Variable Insurance Products Funds High Income Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.71%*	11.37%	1.10%	2.97%
Long-term growth of capital.	Fidelity Variable Insurance Products Funds Overseas Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.77%	-24.48%	2.61%	5.74%
Long-term capital appreciation.	Fidelity Variable Insurance Products Funds Contrafund Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.60%	-26.31%	8.66%	11.43%
Investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P 500 Index.	Fidelity Variable Insurance Products Funds Index 500 Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC Sub-Adviser: Geode Capital Management, LLC	0.10%	-18.21%	9.30%	12.45%
Long-term growth of capital.	Fidelity Variable Insurance Products Funds Mid Cap Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.60%*	-14.74%	5.95%	9.96%
Capital appreciation.	Fidelity Variable Insurance Products Funds Disciplined Small Cap Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC Sub-Adviser: Geode Capital Management, LLC	0.49%	-18.23%	4.67%	8.94%

		Current Expenses		Average Annual Total Returns (as of 12/31/2021)
Investment Objective	Investment Option and Adviser	Ratio*		1 Year	5 Year	10 Year
Capital appreciation.	Fidelity Variable Insurance Products Funds Dynamic Capital Appreciation Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.66%		-20.87%	10.27%	12.45%
Reasonable income also considers the potential for capital appreciation.	Fidelity Variable Insurance Products Funds Equity Income Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.51%		-4.96%	8.16%	10.19%
Level of current income as is consistent with the preservation of capital.	Fidelity Variable Insurance Products Funds Investment Grade Bond Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.40%		-12.96%	0.64%	1.53%
Capital appreciation.	Fidelity Variable Insurance Products Funds Value Strategies Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.63	%*	-7.03%	8.38%	10.22%
Level of current income as is consistent with the preservation of capital and liquidity.	Fidelity Variable Insurance Products Funds Government Money Market Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.22	%*	--	--	--
Maximum income while maintaining prospects for capital appreciation. Under normal market conditions, invests in a diversified portfolio of debt and equity securities.	Franklin Templeton Variable Insurance Products Trust Franklin Income VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.45	%*	-5.24%	4.56%	5.78%

		Current Expenses	Average Annual Total Returns (as of 12/31/2021)
Investment Objective	Investment Option and Adviser	Ratio*	1 Year	5 Year	10 Year
Seeks capital appreciation and income. Under normal market conditions, invests primarily in U.S. and foreign equity securities.	Franklin Templeton Variable Insurance Products Trust Franklin Mutual Shares VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.66%	-7.15%	3.42%	7.00%
Seeks long-term capital appreciation and preservation of capital is an important consideration. Under normal market conditions, invests at least 80% of its net assets in equity securities.	Franklin Templeton Variable Insurance Products Trust Franklin Rising Dividends VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.63%	-10.34%	10.31%	12.14%
Seeks long-term total return. Under normal market conditions, invests at least 80% of net assets in investments of small capitalization companies.	Franklin Templeton Variable Insurance Products Trust Franklin Small Cap Value VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.62%	-9.82%	5.74%	9.36%
Seeks long-term capital growth. Under normal market conditions, invests at least 80% of its net assets in investments of small capitalization and mid-capitalization companies.	Franklin Templeton Variable Insurance Products Trust Franklin Small Mid-Cap Growth VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.77%*	-33.52%	7.34%	10.18%
Seeks high current income. Capital appreciation is a secondary consideration. Under normal market conditions, invests at least 80% of its net assets in bonds.	Franklin Templeton Variable Insurance Products Trust Templeton Global Bond VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.48%*	-4.85%	-2.08%	-0.54%

* Annual expenses reflect temporary fee reductions.

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You may request other information about this Contract and make investor inquiries by calling us at 866-288-2172. Reports and other information about Southern Farm Bureau Life Variable Account are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract ID No.: C000014775